Simpson Thacher & Bartlett LLP

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Direct Dial Number (212) 455-3986	E-mail Address jbonnie@stblaw.com

January 17, 2017

VIA COURIER AND EDGAR

Re:	Invitation Homes Inc.
Registration Statement on Form S-11 Filed
January 6, 2017
File No. 333-215452

Rahul K. Patel, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Patel:

To facilitate the Staff’s review of the above-referenced registration statement on Form S-11 (the “Registration Statement”) relating to the offering of shares of common stock of Invitation Homes Inc., we have attached as Annex A to this letter versions of the “Capitalization,” “Dilution,” “Unaudited Pro Forma Financial Information” and “Principal Stockholders” sections of the Registration Statement that have been completed using Invitation Homes’ current assumptions relating to share count, offering size and price range, which have in each case been marked to show changes from the corresponding sections included in the Registration Statement as filed on January 6, 2017. Please note that in order to streamline the Staff’s review, the beneficial ownership table in “Principal Stockholders” has been completed on a basis that assumes an initial offering price at the midpoint of the price range. In a subsequent pre-effective amendment to the Registration Statement, the disclosure would be updated to also present beneficial ownership assuming an initial offering price at the low end and the high end of the price range. We have also attached as Annex B the graphic materials Invitation Homes proposes to use for the inside covers of the prospectus.

To assist the Staff’s review, hard copies of this letter are being delivered to your attention by courier.

*        *        *         *        *

BEIJING     HONG KONG     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     SEOUL     TOKYO     WASHINGTON, D.C.

Please do not hesitate to call Joshua Ford Bonnie at 202-636-5804 or Edgar J. Lewandowski at 212-455-7614 with any questions.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Kim McManus

Paul Cline

Robert F. Telewicz, Jr.

Invitation Homes Inc.

John B. Bartling Jr.

Ernest M. Freedman

Mark A. Solls

Goodwin Procter LLP

Gilbert G. Menna

Scott C. Chase

Annex A

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of September 30, 2016:

•	on an actual basis;

•	on an as adjusted basis giving effect to the Financings and Pre-IPO Transactions described in “Unaudited Pro Forma Financial Information”; and

•	on an as further adjusted basis giving effect to this offering (at an assumed initial offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus) and the intended application of the net proceeds therefrom as described in “Use of Proceeds,” as set forth in “Unaudited Pro Forma Financial Information.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined and consolidated financial statements and related notes that appear elsewhere in this prospectus.

($ in thousands)	September 30, 2016
	Actual	As adjusted	As further adjusted
Cash and cash equivalents	$274,140	$72,947	$92,574

Debt:
Credit facilities, net	$2,407,364	$1,136,984	$—
Mortgage loans, net	5,261,832	4,786,243	4,494,743
Term loan facility, net(1)	—	1,486,086	1,486,086
Warehouse loans	11,760	—	—

Total debt	7,680,956	7,409,313	5,980,829

Equity:
Combined equity	1,986,466	—	—
Common stock, par value $0.01 per share; 9,000,000,000 shares authorized, as adjusted; 301,874,870 shares issued and outstanding, as adjusted;	—	2,249	3,019
Additional paid-in capital	—	1,956,689	3,412,086
Accumulated deficit	—	—	(28,669)

Total equity(2)	1,986,466	1,958,938	3,386,436

Total capitalization(2)	$9,667,422	$9,368,251	$9,367,265

(1)	Concurrently with or prior to the completion of this offering, we expect to enter into a new $2,500.0 million credit facility (the “New Credit Facility”) with a syndicate of lenders consisting of a $1,500.0 million term loan (the “Term Loan Facility”), with a five-year term, and a $1,000.0 million revolving credit facility (the “Revolving Credit Facility”), with an initial four-year term and a one-year extension option subject to certain conditions. We expect to utilize all of the net proceeds from the Term Loan Facility to repay existing indebtedness. We anticipate that the Revolving Credit Facility will be undrawn upon the consummation of this offering. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility.”

(2)	To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $19.50 per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $73.5 million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $18.6 million. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma amount of each of cash, additional paid-in capital, total equity and total capitalization would increase by approximately $215.1 million, after deducting underwriting discounts and estimated operating expenses, and we would have 313,424,870 shares of our common stock issued and outstanding, as adjusted.

DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share immediately after the completion of this offering.

Our pro forma net tangible book value as of September 30, 2016 was approximately $1,958.9 million or $8.71 per share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the Financings and Pre-IPO Transactions, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares outstanding, after giving effect to the Financings and Pre-IPO Transactions.

After giving effect to the Financings and Pre-IPO Transactions, as well as this offering (at an assumed initial public offering price of $19.50 per share) and the intended application of the net proceeds therefrom as described in “Use of Proceeds,” our pro forma net tangible book value as of September 30, 2016 would have been $3,460.4 million, or $11.46 per share. This represents an immediate increase in the net tangible book value of $2.75 per share and an immediate dilution of $8.04 per share to new investors purchasing shares in this offering. The following table illustrates this dilution per share:

Assumed initial offering price per share		$19.50
Pro forma net tangible book value per share as of September 30, 2016	$8.71
Increase in pro forma net tangible book value per share attributable to investors in this offering	2.75

Pro forma net tangible book value per share after this offering		11.46

Dilution in pro forma net tangible book value per share to investors in this offering		$8.04

The following table summarizes, on the same pro forma basis as of September 30, 2016, the total number of shares purchased from us, the total consideration paid to us and the average price per share paid by our pre-IPO owners and by new investors purchasing shares in this offering.

($ in thousands, except per share data)	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Pre-IPO owners	224,874,870	74.49%	$1,958,938	56.61%	$8.71
Investors in this offering	77,000,000	25.51	1,501,500	43.39	19.50

Total	301,874,870	100.00%	$3,460,438	100.00%	$11.46

A $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share would increase (decrease) the total consideration paid by the investors in this offering by $77.0 million, and would increase (decrease) the percent of total consideration paid by the investors by approximately 5.13%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters’ option to purchase additional shares.

If the underwriters’ option to purchase additional shares is exercised in full, the following will occur:

•	the number of shares purchased by investors in this offering will increase to 88,550,000 shares, or approximately 28.25% of the total number of shares outstanding;

•	the immediate dilution experienced by investors in this offering will be $7.77 per share and the pro forma net tangible book value per share will be $11.73 per share; and

•	a $1.00 increase (decrease) in the initial offering price of $19.50 per share would increase (decrease) the dilution experienced by investors in this offering by $0.55 per share.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed combined and consolidated financial statements as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 reflect the pro forma financial condition and results of operations of Invitation Homes Inc. after giving effect to (i) the Financings, (ii) the Pre-IPO Transactions and (iii) the Offering Adjustments (collectively, the “Pro Forma Transactions,” as individually described below). The unaudited pro forma condensed combined and consolidated financial statements of Invitation Homes Inc. are derived from the combined and consolidated financial statements of the IH Holding Entities and their consolidated subsidiaries and are presented as if this offering, along with the other Pro Forma Transactions associated with these transactions, was completed as of September 30, 2016 for purposes of the unaudited pro forma condensed combined and consolidated balance sheet and as of January 1, 2015 for purposes of the unaudited pro forma condensed combined and consolidated statements of operations.

Our unaudited pro forma condensed combined and consolidated financial statements are presented for informational purposes only and are based on information and assumptions that we consider appropriate and reasonable. These unaudited pro forma condensed combined and consolidated financial statements do not purport to (i) represent our financial position had this offering, and the other Pro Forma Transactions described in these unaudited pro forma condensed combined and consolidated financial statements, occurred on September 30, 2016, (ii) represent the results of our operations had this offering, and the other Pro Forma Transactions described in these unaudited pro forma condensed combined and consolidated financial statements, occurred on January 1, 2015, or (iii) project or forecast our financial position or results of operations as of any future date or for any future period, as applicable.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical combined and consolidated financial statements and related notes included elsewhere in this prospectus.

Financings

Concurrently with or prior to the completion of this offering, we expect to enter into a new $2,500.0 million credit facility (the “New Credit Facility”) with a syndicate of lenders consisting of a $1,500.0 million term loan (the “Term Loan Facility”) and a $1,000.0 million revolving credit facility (the “Revolving Credit Facility”). We expect to utilize all of the net proceeds from the Term Loan Facility to repay existing indebtedness. We anticipate that the Revolving Credit Facility will be undrawn upon the consummation of this offering. We refer to these transactions, together with the repayment of a portion of the outstanding balances related to our existing credit facilities and mortgage loans and the repayment in full of our warehouse loans with cash available and proceeds received from the disposition of certain investments in single-family residential properties as described in Note (A) to the unaudited pro forma condensed combined and consolidated balance sheet and the entry into certain interest rate swap agreements as described in Notes (D) and (E) to the unaudited pro forma condensed combined and consolidated balance sheet, as the “Financings.”

Pursuant to a commitment letter dated January 12, 2017, Wells Fargo Bank, National Association (“Wells Fargo”) and Fannie Mae have made, subject to the satisfaction or waiver of certain conditions, a binding commitment to enter into a securitization transaction with us to fund a new ten-year fixed rate mortgage loan in a principal amount of up to $1,000.0 million (the “FNMA Loan”), collateralized by certain of our homes. The commitment letter contemplates that the FNMA Loan will be funded through the issuance and sale of (i) mortgage-backed certificates (the “Guaranteed Certificates”) that carry Fannie Mae’s guaranty of timely payment of principal and interest and (ii) certain mortgage-backed certificates that will represent a beneficial interest in the most subordinate component of the FNMA Loan (the “Subordinate Non-Guaranteed Certificates”). The FNMA Loan would bear interest at a fixed rate per annum equal to the market determined pass-through rate payable on the Guaranteed Certificates plus applicable Fannie Mae guaranty and servicing fees and include certain customary affirmative and negative covenants and events of default. The FNMA Loan would generally be non-recourse to the FM Loan Borrower (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources and Uses”), subject to certain customary carve-outs in respect of which IH1 will provide a guarantee. In order to satisfy applicable rules imposing credit risk retention requirements, we would purchase and retain the Subordinate Non-Guaranteed Certificates, which would be equal to 5% (or such other percentage necessary to ensure that such risk retention requirements are met) of the FNMA Loan. We intend to enter into the FNMA Loan following this offering and use the net proceeds to repay all remaining amounts outstanding under our mortgage loan relating to the IH1 2014-1 securitization and approximately $275.0 million of our mortgage loan relating to the IH1 2014-2 securitization. The commitment letter is terminable if any material adverse changes occur at any time prior to the closing of the FNMA Loan with respect to the credit of the applicable loan parties. There can be no assurances that we will be able to complete this transaction on the terms described above or at all. Accordingly, no adjustments have been made to the unaudited pro forma condensed combined and consolidated financial statements as it is not factually supportable.

For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility,” “—Fannie Mae Securitization Transaction.”

Pre-IPO Transactions

Prior to the completion of this offering, we and our pre-IPO owners will effect certain mergers, contributions and related transactions with the IH Holding Entities and certain of their parent company holding entities, such that Invitation Homes Inc. will acquire all of the interests in the IH Holding Entities and our pre-IPO owners will receive newly-issued shares of Invitation Homes Inc. Accordingly, upon consummation of these transactions, our pre-IPO owners will hold an aggregate of 224,874,870 shares of common stock of Invitation Homes Inc. and Invitation Homes Inc. will hold, directly or indirectly, all of the assets and operations reflected in our combined and consolidated financial statements. We refer to the above-described reorganization transactions as the “Pre-IPO Transactions.” For additional information, see “Organizational Structure—Pre-IPO Transactions.”

Offering Adjustments

Offering Proceeds

We estimate that the net proceeds from this offering, assuming an initial offering price of $19.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts, will be approximately $1,433.9 million, or $1,649.0 million if the underwriters exercise in full their option to purchase additional shares. We intend to use these proceeds to repay certain of our outstanding indebtedness and for general corporate purposes. See “Use of Proceeds.”

Other Offering Adjustments

In connection with our offering, we intend to modify certain of our incentive awards in order to align our employees’ interests with those of the investors in this offering. The modifications include the conversion of Class B Units related to certain of the IH Holding Entities into shares of common stock of Invitation Homes Inc. The impact of the modifications is reflected on the unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016. We did not adjust the unaudited pro forma condensed combined and consolidated statements of operations for the nine months ended September 30, 2016 or the year ended

December 31, 2015, as they are not reflective of our expectations regarding future incentive compensation expense. The unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 also reflects adjustments relating to certain other one-time expenses incurred in connection with this offering as described in the notes thereto.

Invitation Homes

Unaudited Pro Forma Condensed Combined and Consolidated Balance Sheet

As of September 30, 2016

($ in thousands)	Invitation Homes Actual	Financings		Pre-IPO Transactions		Offering Adjustments		Invitation Homes Inc. Pro Forma
	(unaudited)
Assets:
Investments in single-family residential properties, net	$9,067,075	$(32,409)	(A)	$—		$—		$9,034,666
Cash and cash equivalents	274,140	(201,193)	(A),(C)	—		19,627	(I)	92,574
Restricted cash	272,690	(49,156)	(C)	—		(40,618)	(I)	182,916
Amounts deposited and held by others	4,419	—		—		—		4,419
Other assets, net	292,109	9,276	(B)	4,845	(G)	(5,345)	(I)	300,885

Total assets	$9,910,433	$(273,482)		$4,845		$(26,336)		$9,615,460

Liabilities:
Credit facilities, net	$2,407,364	$(1,270,380)	(A),(C)	$—		$(1,136,984)	(I)	$—
Mortgage loans, net	5,261,832	(475,589)	(A),(C)	—		(291,500)	(I)	4,494,743
Term loan facility, net	—	1,486,086	(B)	—		—		1,486,086
Warehouse loans	11,760	(11,760)	(A)	—		—		—
Accounts payable and accrued expenses	136,838	(4,333)	(C)	21,537	(G)	(25,350)	(I)	128,692
Resident security deposits	85,781	—		—		—		85,781
Other liabilities	20,392	13,330	(D),(E),(F)	—		—		33,722

Total liabilities	7,923,967	(262,646)		21,537		(1,453,834)		6,229,024

Equity:
Combined equity	1,986,466	2,494	(A),(C)	(1,988,960)	(H)	—		—
Shareholders’ equity
Common stock	—	—		2,249	(H)	770	(I),(J)	3,019
Additional paid-in capital	—	(13,330)	(D),(E),(F)	1,970,019	(G),(H)	1,455,397	(I),(J)	3,412,086
Accumulated deficit	—	—		—		(28,669)	(I),(J)	(28,669)

Total equity	1,986,466	(10,836)		(16,692)		1,427,498		3,386,436

Total liabilities and equity	$9,910,433	$(273,482)		$4,845		$(26,336)		$9,615,460

Invitation Homes

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations

For the Nine Months Ended September 30, 2016

($ in thousands, except per share data)	Invitation Homes Actual	Financings		Pre-IPO Transactions	Offering Adjustments		Invitation Homes Inc. Pro Forma
	(unaudited)
Revenues:
Rental revenues	$654,726	$—		$—	$—		$654,726
Other property income	33,310	—		—	—		33,310

Total revenues	688,036	—		—	—		688,036

Operating expenses:
Property operating and maintenance	270,494	—		—	—		270,494
Property management expense	22,638	—		—	—		22,638
General and administrative	49,579	—		—	—		49,579
Depreciation and amortization	198,261	—		—	—		198,261
Impairment and other	1,642	—		—	—		1,642

Total operating expenses	542,614	—		—	—		542,614

Operating income (loss)	145,422	—		—	—		145,422

Other income (loss):
Interest expense	(209,165)	(11,898)	(K),(L),(M),(N)	—	43,972	(O)	(177,091)
Other	(1,025)	—		—	—		(1,025)

Total other expenses	(210,190)	(11,898)		—	43,972		(178,116)

Loss from continuing operations	(64,768)	(11,898)		—	43,972		(32,694)
Gain on sale of property	13,178	—		—	—		13,178

Net loss	$(51,590)	$(11,898)		$—	$43,972		$(19,516)

Net loss per share
Basic							$(0.06)	(P)

Diluted							$(0.06)	(P)

Weighted average shares outstanding
Basic							301,874,870	(P)

Diluted							301,874,870	(P)

Invitation Homes

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations

For the Year Ended December 31, 2015

($ in thousands, except per share data)	Invitation Homes Actual	Financings		Pre-IPO Transactions	Offering Adjustments		Invitation Homes Inc. Pro Forma
	(unaudited)
Revenues:
Rental revenues	$800,210	$—		$—	$—		$800,210
Other property income	35,839	—		—	—		35,839

Total revenues	836,049	—		—	—		836,049

Operating expenses:
Property operating and maintenance	347,962	—		—	—		347,962
Property management expense	39,459	—		—	—		39,459
General and administrative	79,428	—		—	—		79,428
Depreciation and amortization	250,239	—		—	—		250,239
Impairment and other	4,584	—		—	—		4,584

Total operating expenses	721,672	—		—	—		721,672

Operating income (loss)	114,377	—		—	—		114,377

Other income (loss):
Interest expense	(273,736)	(37,932)	(K),(L),(M),(N)	—	83,055	(O)	(228,613)
Other	(3,121)	—		—	—		(3,121)

Total other expenses	(276,857)	(37,932)		—	83,055		(231,734)

Loss from continuing operations	(162,480)	(37,932)		—	83,055		(117,357)
Gain on sale of property	2,272	—		—	—		2,272

Net loss	$(160,208)	$(37,932)		$—	$83,055		$(115,085)
Net loss per share
Basic							$(0.38)	(P)

Diluted							$(0.38)	(P)

Weighted average shares outstanding
Basic							301,874,870	(P)

Diluted							301,874,870	(P)

1. Adjustments to the Unaudited Pro Forma Condensed Combined and Consolidated Balance Sheet as of September 30, 2016

Adjustments included under the heading “Financings” represent the following:

(A)	Subsequent to September 30, 2016 and prior to commencing this offering, we repaid a portion of the outstanding balances related to our existing credit facilities and mortgage loans, as well as a full repayment of our warehouse loans with cash available totaling $77.0 million together with $40.4 million of proceeds received from the disposition of certain investments in single-family residential properties, net with a carrying value of $32.4 million. These repayments totaled $92.4 million for credit facilities, $13.2 million for mortgage loans and $11.8 million for warehouse loans.

(B)	Reflects the closing of our New Credit Facility and the borrowing of $1,500.0 million through the Term Loan Facility. We expect to incur approximately $13.9 million in deferred financing costs related to the Term Loan Facility, reflected as a reduction of the Term Loan Facility balance and approximately $9.3 million in deferred financing costs related to the Revolving Credit Facility, reflected as an increase to other assets, net. We anticipate that the Revolving Credit Facility will be undrawn upon the consummation of this offering.

(C)	We expect to use the net proceeds from the Term Loan Facility, along with cash available, to repay certain of our existing credit facilities totaling $1,183.5 million and certain of our existing mortgage loans totaling $462.4 million. Related to the repayment of certain existing credit facilities and mortgage loans, (i) $4.3 million of accrued interest will be paid and reflected as a reduction of accounts payable and accrued expenses, (ii) $5.5 million of deferred financing costs will be written off and reflected as an increase to credit facilities, net and a reduction to combined equity and (iii) $49.2 million of restricted cash will be released.

(D)	On December 21, 2016, we entered into two interest rate swap agreements with two financial institutions for an aggregate notional amount of $1,500.0 million to hedge the interest rate risk related to changes in one-month LIBOR. The interest rate swaps are effective February 28, 2017, mature on January 31, 2022 and will effectively convert our variable base rate of one-month LIBOR to a fixed rate of 1.97%. We anticipate the interest rate swap agreements will meet the criteria to be accounted for as effective hedges upon the closing of the Term Loan Facility. Any ineffectiveness would be recorded in other income (loss).

(E)	On January 12, 2017, we entered into an interest rate swap agreement for an aggregate notional amount of $1,100.0 million to hedge the interest rate risk related to changes in one-month LIBOR. The interest rate swap is effective February 28, 2017, matures on August 7, 2020 and will effectively convert our variable base rate of one-month LIBOR to a fixed rate of 1.59%. On January 13, 2017, we entered into an interest rate swap agreement for an aggregate notional amount of $595.0 million to hedge the interest rate risk related to changes in one-month LIBOR. The interest rate swap is effective February 28, 2017, matures on June 9, 2020 and will effectively convert our variable base rate of one-month LIBOR to a fixed rate of 1.63%. We anticipate the interest rate swap agreements will meet the criteria to be accounted for as effective hedges. Any ineffectiveness would be recorded in other income (loss).

(F)	This adjustment reflects the expected net liabilities of our Operating Partnership immediately before this offering. Net liabilities consist of the mark-to-market adjustments related to the interest rate swap agreements described in Notes (D) and (E) and are reflected as an increase in other liabilities and a reduction to additional paid-in capital of $13.3 million. Subsequent to the Pre-IPO Transactions, we anticipate the interest rate swaps will meet the criteria to be accounted for as effective hedges.

Adjustments included under the heading “Pre-IPO Transactions” represent the following:

(G)

In connection with the Pre-IPO Transactions, we expect to incur transaction costs of approximately $26.1 million, which relate to, among other things, organizational and offering-related costs. $4.6 million of these costs were incurred prior to September 30, 2016, of which approximately $0.5 million were capitalized as other assets, net. The additional $21.5 million in transaction costs we expect to incur will, for accounting purposes, be reflected as an increase to accounts payable and accrued expenses with an offsetting adjustment to additional paid-in capital, except for $4.8 million of costs directly attributable to the issuance of equity, which will be reflected as an increase to other assets, net.

(H)	This adjustment reflects the allocation of the carrying value of the equity of our pre-IPO owners in the IH Holding Entities among the components of equity.

As of September 30, 2016, we had loans outstanding to certain directors and officers. Prior to January 6, 2017, the loans outstanding were settled, and the settlement of the loans did not have an impact on the unaudited pro forma condensed combined and consolidated financial statements as they were previously treated as components of equity. See “Certain Relationships and Related Person Transactions—Loans to Directors and Executive Officers” for a further discussion of the loans.

Adjustments included under the heading “Offering Adjustments” represent the following:

(I)	Reflects gross proceeds from this offering of $1,501.5 million, which will be reduced by $89.1 million, net of amounts paid to date, to reflect underwriting discounts, legal and other costs payable by us, resulting in net proceeds of $1,412.4 million. These costs will be charged against the gross offering proceeds upon completion of this offering. Additionally, $5.3 million of direct offering costs capitalized in other assets will be reflected as a reduction of additional paid-in capital. We anticipate using the net proceeds from this offering, cash available and restricted cash to (i) repay the remaining outstanding principal balance related to certain of our credit facilities totaling $1,138.1 million and certain of our mortgage loans totaling $291.5 million, including a write-off of $1.1 million of deferred financing costs, which is reflected as an increase to accumulated deficit with the corresponding increase to credit facilities, net and the release of $40.6 million in restricted cash, (ii) payment of $3.8 million of accrued interest reflected as a reduction of accounts payable and accrued expenses and (iii) payment of $21.5 million in transaction costs.

Common stock has a par value of $0.01 per share, with 9,000.0 million shares authorized and 301.9 million shares issued and outstanding. The allocation of pro forma total equity as of September 30, 2016 is based on the issuance of 77.0 million shares of common stock of Invitation Homes Inc. in connection with this offering.

(J)	Prior to the Pre-IPO Transactions and this offering, Incentive Units (as defined in “Management—Executive Compensation”) were granted in one or more of IH1, the IH2 Promote Partnerships (as defined in “Management—Executive Compensation”), IH3, IH4 and IH5. On or about the consummation of this offering, we expect to convert Incentive Units previously awarded and that will have been awarded prior to the consummation of this offering into shares of common stock of Invitation Homes Inc. No changes to the vesting conditions are expected in connection with the conversion. See “Management—Executive Compensation—Long-Term Incentive Compensation” for a further discussion of the long-term incentive awards.

As described in “Management—Executive Compensation—Actions Taken in Connection with the Offering,” in October 2016 we established a supplemental bonus plan for several key executives and employees. Payment of a bonus under the plan is triggered upon specified events, including an initial public offering. In conjunction with this offering, we will replace the awards associated with the supplemental bonus plan with time vesting restricted share units that will vest in three equal annual installments commencing on the completion of this offering. We expect to incur incremental compensation expense related to the conversion of the supplemental bonus plan awards of approximately $22.8 million, which represents the amount that immediately vests in conjunction with this offering. The adjustment is reflected as an increase to common stock and additional paid-in capital, and an increase to accumulated deficit.

In January 2017, we granted to management Incentive Units and Bonus Awards in IH6 (as defined in “Management—Executive Compensation—Long-Term Incentive Compensation”). Similar to the Incentive Units discussed above related to IH1, the IH2 Promote Partnerships, IH3, IH4 and IH5, we expect to convert Incentive Units previously awarded and that will be awarded prior to the consummation of this offering into shares of common stock of Invitation Homes Inc. The Bonus Awards would vest immediately in connection with this offering. We expect to incur one-time incremental compensation expense related to the conversion of the awards of approximately $4.8 million. The adjustment is reflected as an increase to common stock and additional paid-in capital, and an increase to accumulated deficit. See “Management—Executive Compensation—Long-Term Incentive Compensation” for a further discussion of the long-term incentive awards.

We have made no adjustment to our unaudited pro forma condensed combined consolidated statements of operations for any incremental compensation expense related to the modifications of the existing awards or establishment of new awards as they are not reflective of our expectations regarding future incentive compensation expense.

2. Adjustments to the Unaudited Pro Forma Condensed Combined and Consolidated Statements of Operations

Adjustments included under the heading “Financings” represent the following:

(K)	As described in Note (B), we only anticipate borrowing on the Term Loan Facility at the time of this offering. We expect that borrowings under the Term Loan Facility will bear interest, at our option, at a rate equal to a margin over either (a) a LIBOR rate determined by reference to the Bloomberg LIBOR rate (or comparable or successor rate) for the interest period relevant to such borrowing or (b) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.50% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1.00%. We expect the margin for the Term Loan Facility will range from 0.70% to 1.30%, in the case of base rate loans, and 1.70% to 2.30%, in the case of LIBOR rate loans. Based on leverage ratios at the time of closing the Term Loan Facility, we expect the margin to be 1.80%. We expect to utilize one month LIBOR as the base rate. During the nine months ended September 30, 2016, one month LIBOR ranged between 0.35% and 0.51%. This would have resulted in an interest rate between 2.15% and 2.31% when calculating interest expense related to the Term Loan Facility for the nine months ended September 30, 2016. During the year ended December 31, 2015, one month LIBOR ranged between 0.17% and 0.21%. This would have resulted in an interest rate between 1.97% and 2.01% when calculating interest expense related to the Term Loan Facility for the year ended December 31, 2015. Based on the aforementioned interest rates, we recorded an adjustment to interest expense of approximately $25.2 million and $29.8 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

As discussed in Note (D), we have entered into two interest rate swap agreements whereby we have effectively fixed the base rate on $1,500.0 million of the Term Loan Facility, effective February 28, 2017 through January 31, 2022, by converting the variable base rate component of our interest payments to a fixed rate of 1.97%. We anticipate these interest rate swaps will be accounted for as effective hedges upon the closing of the Term Loan Facility. The impact of the interest rate swap agreements on our interest expense associated with the Term Loan Facility, excluding amortization from deferred financing costs, is a fixed rate of 3.77% per annum, which reflects the 1.97% related to the interest rate swaps and the 1.80% margin on the Term Loan Facility. The additional expense associated with the interest rate swaps is reflected in interest expense and would have totaled approximately $17.2 million and $26.8 million for the nine months ended September, 30, 2016 and year ended December 31, 2015, respectively. Any ineffectiveness would be recorded in other income (loss).

Additionally, amortization of deferred financing costs would have been $3.8 million and $5.1 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively and was recorded as an adjustment to interest expense.

Refer to Note (N) for a table summarizing the pro forma interest expense adjustments.

(L)	Reflects the decrease of interest expense attributable to the repayment of outstanding indebtedness with the net proceeds from our Term Loan Facility as discussed in Note (C). Interest expense related to certain of our existing credit facilities that we expect to repay was approximately $33.7 million and $38.2 million and the interest expense related to certain of our existing mortgage loans that we expect to repay was approximately $7.9 million and $9.6 million, for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

Amortization of the associated deferred financing costs reflected in interest expense totaled approximately $5.0 million and $14.3 million, for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

Refer to Note (N) for a table summarizing the pro forma interest expense adjustments.

(M)	As discussed in Note (E), we have entered into two additional interest rate swap agreements whereby we have effectively fixed the interest rate on $1,100.0 million of our existing mortgage loans by converting the variable base rate component of our interest payments to a fixed rate of 1.59% and effectively fixed the interest rate on $595.0 million of our existing mortgage loans by converting the variable base rate component of our interest payments to a fixed rate of 1.63%. We anticipate the interest rate swaps will be accounted for as an effective hedge. The impact of the interest rate swap agreements on our interest expense associated with certain of our mortgage loans, excluding amortization from deferred financing costs, is a fixed rate of 3.85% per annum, which reflects the 1.59% related to the respective interest swap and the 2.26% margin attributable to $1,100.0 million of existing mortgage loans and a fixed rate of 3.68%, which reflects the 1.63% related to the respective interest rate swap and the 2.05% margin attributable to $595.0 million of existing mortgage loans. The additional expense associated with the interest rate swaps is reflected in interest expense and would have totaled approximately $12.3 million and $38.3 million for the nine months ended September, 30, 2016 and year ended December 31, 2015, respectively. Any ineffectiveness would be recorded in other income (loss).

Refer to Note (N) for a table summarizing the pro forma interest expense adjustments.

(N)	The following table summarizes the impact to interest expense related to the repayment of certain of our existing credit facilities totaling $1,275.9 million, certain of our existing mortgage loans totaling $475.6 million, the expected borrowings of $1,500.0 million through the Term Loan Facility and interest rate swaps that we anticipate will meet the criteria to be treated as effective hedges of one-month LIBOR:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
($ in thousands)	Pro forma Interest Expense Increase / (Decrease)	Pro forma Interest Expense Increase / (Decrease)
Repayment of certain outstanding credit facilities	$(33,690)	$(38,152)
Repayment of certain outstanding mortgage loans	(7,949)	(9,555)
Reduction of deferred financing cost amortization related to our current indebtedness	(4,960)	(14,272)
Borrowing of Term Loan Facility	25,216	29,781
Interest rate swaps related to Term Loan Facility	17,197	26,769
Interest rate swaps related to certain mortgage loans	12,258	38,259
Amortization of new deferred financing costs for the Term Loan Facility	3,826	5,102

Net adjustment to Pro Forma interest expense	$11,898	$37,932

A 0.125% increase or decrease in the weighted average interest rate on our pro forma indebtedness related to the Term Loan Facility and related interest rate swap, including the effects of the additional interest rate swaps as described in Notes (L) and (M), but before giving effect to the Offering Adjustments would increase or decrease the pro forma interest expense by $3.0 million and $4.0 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

Adjustments included under the heading “Offering Adjustments” represent the following:

(O)	Reflects the decrease of interest expense attributable to the anticipated repayment of outstanding indebtedness with the proceeds of this offering and cash available for our remaining credit facilities totaling $1,138.1 million and certain of our mortgage loans totaling $291.5 million.

The following table summarizes the interest expense adjustments related to these repayments:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
($ in thousands)	Pro forma Interest Expense Decrease	Pro forma Interest Expense Decrease
Repayment of remaining credit facilities	$(32,235)	$(58,698)
Repayment of certain mortgage loans	(5,294)	(6,216)
Reduction of deferred financing cost amortization	(6,443)	(18,141)

Net adjustment to Pro Forma interest expense	$(43,972)	$(83,055)

(P)	For purposes of calculating pro forma net income or loss per share of common stock, the number of shares of common stock of Invitation Homes Inc. outstanding is calculated as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Shares outstanding immediately following the Pre-IPO Transactions	224,874,870	224,874,870
Total shares issued in this offering	77,000,000	77,000,000

Total pro forma Invitation Homes Inc. shares outstanding	301,874,870	301,874,870

Unaudited pro forma weighted average shares outstanding is calculated assuming all shares of common stock or other equity based awards issued by us in this offering were outstanding for the entire period. The weighted-average shares of common stock outstanding are calculated as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Invitation Homes Inc. shares outstanding	301,874,870	301,874,870

Invitation Homes Inc. weighted-average shares outstanding	301,874,870	301,874,870

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock immediately following this offering by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Invitation Homes Inc., (2) each of our directors, director nominees and named executive officers and (3) all of our directors and executive officers as a group.

The information set forth below regarding the number of shares of our common stock beneficially owned by the identified persons gives effect to the acquisition by such persons of such shares pursuant to the Pre-IPO Transactions.

Beneficial ownership is determined in accordance with the rules of the SEC.

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percentage of All Shares of Common Stock(1)
Blackstone(2)	220,253,646	72.96%
John B. Bartling Jr.	570,089	*
Bryce Blair	255,016	*
Nicholas C. Gould	808,473	*
Kenneth A. Caplan	—	—
Jonathan D. Gray(3)	—	—
Robert G. Harper(3)	—	—
John B. Rhea	—	—
David A. Roth(3)	—	—
John G. Schreiber	—	—
Janice L. Sears	—	—
William J. Stein(3)	—	—
Ernest M. Freedman	184,929	*
Dallas B. Tanner	132,551	*
All directors, director nominees and executive officers as a group (16 persons)	2,261,344	0.75%

*	Less than 1%.
(1)	Assumes 301,874,870 shares of our common stock outstanding immediately following this offering.
(2)	Amounts beneficially owned reflect 80,598,351 directly held by Invitation Homes Parent L.P., 43,929,804 directly held by Preeminent Parent L.P., 8,645,291 directly held by Invitation Homes 2-A L.P., 34,298,973 directly held by Invitation Homes 3 Parent L.P., 20,090,846 directly held by Invitation Homes 4 Parent L.P., 15,316,939 directly held by Invitation Homes 5 Parent L.P. and 17,373,442 directly held by Invitation Homes 6 Parent L.P.

The general partner of Invitation Homes Parent L.P. is Invitation Homes Parent GP LLC. The sole member of Invitation Homes GP LLC is THR Investor LLC. THR Investor LLC is owned by Blackstone Family Real Estate Partnership VII-SMD L.P., Blackstone Real Estate Holdings VII–NQ L.P., Blackstone Real Estate Holdings VII–NQ–ESC L.P., Blackstone Real Estate Partners VII-NQ L.P., Blackstone Real Estate Partners VII.F-NQ (AV) L.P., Blackstone Real Estate Partners VII.TE.1-NQ L.P., Blackstone Real Estate Partners VII.TE.2-NQ L.P., Blackstone Real Estate Partners VII.TE.3-NQ L.P., Blackstone Real Estate Partners VII.TE.4-NQ L.P., Blackstone Real Estate Partners VII.TE.5-NQ L.P., Blackstone Real Estate Partners VII.TE.6-NQ L.P., Blackstone Real Estate Partners VII.TE.7-NQ L.P. and Blackstone Real Estate Partners VII.TE.8-NQ L.P. The general partner of Blackstone Family Real Estate Partnership VII-SMD L.P. is Blackstone Family GP L.L.C., which is, in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of Blackstone Real Estate

Holdings VII-NQ L.P. and Blackstone Real Estate Holdings VII-NQ-ESC L.P. is BREP VII-NQ Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Partners VII-NQ L.P., Blackstone Real Estate Partners VII.F-NQ (AV) L.P., Blackstone Real Estate Partners VII.TE.1-NQ L.P., Blackstone Real Estate Partners VII.TE.2-NQ L.P., Blackstone Real Estate Partners VII.TE.3-NQ L.P., Blackstone Real Estate Partners VII.TE.4-NQ L.P., Blackstone Real Estate Partners VII.TE.5-NQ L.P., Blackstone Real Estate Partners VII.TE.6-NQ L.P., Blackstone Real Estate Partners VII.TE.7-NQ L.P. and Blackstone Real Estate Partners VII.TE.8-NQ L.P. is Blackstone Real Estate Associates VII-NQ L.P. The general partner of Blackstone Real Estate Associates VII-NQ L.P. is BREA VII-NQ L.L.C. The managing member of BREA VII-NQ L.L.C. and the sole member of BREP VII-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P.

The general partner of Preeminent Parent L.P. and Invitation Homes 2-A L.P. is Invitation Homes 2 Parent GP LLC. The sole member of Invitation Homes 2 Parent GP LLC is IH2 Investor L.P. The general partner of IH2 Investor L.P. is Blackstone Real Estate Associates VII L.P. The general partner of Blackstone Real Estate Associates VII L.P. is BREA VII L.L.C. The managing member of BREA VII L.L.C. is Blackstone Holdings III L.P.

The general partner of Invitation Homes 3 Parent L.P. is Invitation Homes 3 Parent GP LLC. Invitation Homes 3 GP LLC is owned by BREP IH3 Holdings LLC and BTO IH3 Holdings L.P.

The general partner of Invitation Homes 4 Parent L.P. is Invitation Homes 4 Parent GP LLC. The general partner of Invitation Homes 5 Parent L.P. is Invitation Homes 5 Parent GP LLC. The general partner of Invitation Homes 6 Parent L.P. is Invitation Homes 6 Parent GP LLC.

The managing member of BREP IH3 Holdings LLC, BREP IH4 Holdings LLC, BREP IH5 Holdings LLC and BREP IH6 Holdings LLC, is Blackstone Real Estate Partners VII L.P. The general partner of Blackstone Real Estate Partners VII L.P. is Blackstone Real Estate Associates VII L.P. The general partner of Blackstone Real Estate Associates VII L.P. is BREA VII L.L.C. The managing member of BREA VII L.L.C. is Blackstone Holdings III L.P.

The general partner of BTO IH3 Holdings L.P. is BTO IH3 Manager L.L.C. The managing member of BTO IH3 Manager L.L.C. is BTOA L.L.C. The managing member of BTOA L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

From time to time, Blackstone may pledge, hypothecate or grant security interests in all or a portion of its common stock in connection with one or more margin loans or other borrowings.

(3)	Messrs. Caplan, Gray, Harper, Roth and Stein are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.

The foregoing table assumes that the initial public offering price for shares of our common stock to be sold in this offering is $19.50 per share, which is the midpoint of the price range indicated on the front cover of this prospectus. However, as discussed in “Organizational Structure—Pre-IPO Transactions” and “Management—Executive Compensation—Actions Taken in Connection with the Offering,” the precise holdings of shares of our common stock by particular existing owners would differ from that presented in the table above if the actual initial public offering price per share differs from this assumed price.

Annex B

invitation homes

OUR VISION

Southern California

South Florida

Our vision is to be the premier choice in home leasing and to continuously enhance our residents' living experience.

John B. Bartling
President & Chief Executive Officer

Northern California

Seattle

Phoenix

Lease your home.
Own your lifestyle.

Orlando

Tampa

home · neighborhood · community · invitation homes

Together with you, we make a house a home.

invitation homes

BY THE NUMBERS

48,431 HOMES

72% REVENUES FROM WESTERN US AND FLORIDA

13 MARKETS

Seattle

Southern California

Atlanta

3,725 AVERAGE HOMES PER MARKET

Orlando

Tampa

Charlotte

95% TOTAL PORTFOLIO OCCUPANCY

$1.2 BILLION INVESTED IN POST-ACQUISITION RENOVATIONS

Note: Data as of September 30, 2016.
Revenues and occupancy reflect three months ended September 30, 2016. Post-acquisition renovation capital cumulative since inception.

OUR GEOGRAPHY

Seattle

Southern California

Orlando

72% OF REVENUES FROM WESTERN US AND FLORIDA

Seattle 7.9%
Minn. 2.6%
Northern California 6.7%
Chicago 7.2%
LV 1.8%
Southern California 12.4%
Phoenix 8.2%
Charlotte 5.3%
Atlanta 12.5%
Jacksonville 3.9%
Orlando 7.0%
Tampa 9.8%
South Florida 14.7%

South Florida

Atlanta

Tampa

Note: Map reflects percentage of revenue generated in each market for the three months ended September 30, 2016.